UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: September 20, 2007	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

JACCS Co., Ltd.
Mitsubishi UFJ NICOS Co., Ltd.
Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Basic Agreement Concerning a Business and Capital Alliance by JACCS, Mitsubishi UFJ NICOS,

Mitsubishi UFJ Financial Group and Bank of Tokyo-Mitsubishi UFJ

September 20, 2007—JACCS Co., Ltd. (JACCS), Mitsubishi UFJ NICOS Co., Ltd. (MUN), Mitsubishi UFJ Financial Group, Inc. (MUFG) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), following the announcement on June 21, 2007 regarding the agreement to commence discussions concerning a business and capital alliance, engaged in discussions regarding a wide-ranging and customer-oriented business and capital alliance and entered into a basic agreement today.

1.	Purpose and Summary

The four companies, JACCS, MUN, MUFG and BTMU will work in close cooperation with one another to mutually utilize our respective business infrastructures and utilize our respective strengths in the installment credit sales market, credit card markets and the like, in an allied effort to build a consumer finance business with an enhanced level of credibility and to take advantage of new business opportunities as customer needs expand and become diversified.

While the installment credit sales market is in a declining trend, it remains an important market of a substantial size, with a scale of approximately 10 trillion yen and supported by a stable consumer demand through clearly-defined price band and interest rate preferences. At the same time, leading companies in this market will be required to expand its market share and remain cost-effective in quality markets and to appropriately implement measures, such as an enhancement of its compliance framework in light of anticipated future amendments to the Installment Sales Law.

In addition, because JACCS has extended loans at interests rates not exceeding the maximum interest rate prescribed under the Interest Rate Restriction Law, JACCS is not burdened by the repayment of excess interest and the lowering of interest rates for existing loans, and is in a state in which it will be able to concentrate on forward looking strategies.

Based on these points, MUN’s installment credit sales business will be transferred to JACCS on April 1, 2008. Through this transfer, JACCS will succeed to MUN’s business infrastructure and network, and will seek to expand profits by developing cost synergy by receiving from MUN the staff and business locations that are genuinely required for the operation of business in order to overwhelmingly improve its cost-competitiveness in the installment credit sales business.

Furthermore, each of the companies will seek to dramatically improve the cost-competitiveness of their respective credit card businesses by creating a mechanism which allows for maximum operational efficiency, such as a common credit card operational processing system. Furthermore, we will utilize the strengths of the respective companies in businesses other than credit cards to concentrate our knowledge, brands and business infrastructure.

In addition, in the fiscal year ending March 31, 2008, BTMU is scheduled to increase its investment in JACCS to 20% to make it an equity method affiliate in an effort build a close business alliance and to provide greater stability to JACCS’ financial base.

2.	The Basic Agreement

(1)	Transfer of MUN’s installment Credit Sales Business to JACCS

• Businesses to be transferred:	Shopping credit business, auto loan business, and auto lease business (each including credit guarantees).

• Method of transfer:	The assets, liabilities and incidental rights and obligations related to the installment credit sales businesses operated by MUN and the consolidated subsidiaries of MUN are to be transferred through an absorption demerger (kyushu-bunkatsu) transaction into a newly-formed, 100% subsidiary. All of the shares of that subsidiary will be transferred to JACCS.

• Transfer date (expected):	April 1, 2008

• Losses from transfer (forecast):	12.0 billion yen (Balance of assets to be assumed: approximately 780.0 billion yen*)

*Actual figures for the fiscal year ended March 31, 2007.

• Employees scheduled for transfer:	Around 340 employees

• Sites to transfer:	Five sites

(2)	Other Business Alliances

JACCS, MUN, MUFG and BTMU will build wide-ranging business alliances, starting with the content outlined below. A “Business Alliance Committee” is scheduled to be established regarding the details of these business alliances and discussions are to be held on the details of these business alliances.

Moreover, business alliance agreements are scheduled to be executed for each of these business alliances on or around March 31, 2008.

(a)	Business Alliances in Credit Card Operations

JACCS and MUN intends to form business alliances focusing on processing business, acquiring business and the like.

(b)	Alliances in Installment Credit Sales Business

MUN and BTMU will introduce to JACCS the stores participating in installment credit sales utilizing their networks, and will cooperate to enhance the competitiveness of JACCS’ installment credit sales business. In addition, overseas development and the like are expected to be realized in the installment credit sales business operated by JACCS.

(c)	Alliance in Settlement Operations

JACCS and MUN expects to provide to each other EC settlement solutions and collection agency service products and will aim to improve services to their respective member outlets.

(d)	Alliance in Housing Related Loans

JACCS and BTMU will pursue the development of new provision schemes in remodeling loan operations and investment-use condominium loans for high net worth individuals. In addition, JACCS, MUN and BTMU will make the maximum possible use of each other’s business infrastructures and networks to realize the joint development of new products and services.

(3)	Capital Alliance

(a)	Form of Investment

JACCS common stock will be acquired by BTMU through a third-party allotment. Details of the form of investment and the issuing conditions of JACCS’ third-party allocation of new shares are to be discussed from now.

(b)	Investment Ratio

Following the acquisition of JACCS common stock by BTMU described above, BTMU is scheduled to own 20% of the total voting rights of JACCS and JACCS will to become an equity method affiliate of BTMU.

(c)	Implementation Schedule

Subject to the required approval by relevant government agencies, JACCS and BTMU plan to consummate the capital alliance by March 31, 2008.

*        *        *

Contacts:

JACCS Co., Ltd.	Corporate Planning Department	81-3-5448-1313

Mitsubishi UFJ NICOS Co., Ltd.	Public Relations Division	81-3-5296-1128

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950

(Reference)

[Outline of Transfer of Installment Credit Sales Business]

(Note 1)	The number of locations for both companies is the business locations and review and control centers that handle the installment credit sales business.

Moreover, MUN has announced that it plans to engage in a dramatic reassessment of its business locations including non-installment credit sales business locations (134 locations will be reduced to 47 locations).

(Note 2)	The number of employees at both companies is the number of employees and temporary employees engaged primarily in installment credit sales business.

(Note 3)	Once MUN merges the consolidated subsidiary companies, the existing operating liabilities for the subject operations will be succeeded to by the newly established wholly-owned subsidiary through an absorption demerger (kyushutsu bunkatsu). All of the shares of this subsidiary will then be transferred to JACCS.

(Note 4)	The newly-established subsidiary is scheduled to engage in the management and collection of existing credits, and the handling of new installment credit sales is scheduled to be conducted by JACCS. In addition, the management and collection work at the newly-established company is scheduled to be conducted by staff seconded from JACCS.

[Status of Business to be Succeeded (Consolidated Performance in FY2006)]

	MUN	JACCS
Balance of installment credit sales	427 billion yen	859 billion yen

Balance of installment credit sales liabilities	780 billion yen	1,085 billion yen

Staff engaged in installment credit sales (employees and temporary employees)	1,100 employees	1,670 employees

Locations engaged in installment credit sales (business locations and centers)	93 locations	104 locations